Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza / Fabián Orta +1 (212) 317-6011 +52 (81) 8888-4327 ir@cemex.com

CEMEX ANNOUNCES THE RELEASE

OF SECURITY GUARANTEEING ITS SENIOR DEBT

•	The removal of the security is a result of the company’s deleveraging progress and marks a decisive step in its path towards an investment grade credit rating.

•	The release has occurred simultaneously across the debt under the company’s main bank agreement and its senior secured notes.

MONTERREY, MEXICO. OCTOBER 11, 2021 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that the collateral that guarantees CEMEX’s debt under its main bank agreement and its senior secured notes, has been released.

Under its facilities agreement, dated as of July 19, 2017 (as amended and restated from time to time, the “Facilities Agreement”), and after having met certain formalities, the release of the collateral was automatically triggered after CEMEX previously reported two consecutive quarters with a consolidated leverage ratio (as calculated under the Facilities Agreement) of 3.75x or less.

As a result of the release of the collateral under the Facilities Agreement, the collateral under CEMEX’s senior secured notes automatically falls away.

“We are very pleased with this momentous milestone which is a culmination of the substantial strengthening of our capital structure and paves the way towards an investment grade rating. This will simplify our debt structure and reduce the cost of managing our debt stack,” said Maher A-Haffar, CFO of CEMEX.

The collateral consisted of the shares directly or indirectly owned by CEMEX in certain of its subsidiaries (CEMEX Operaciones México, S.A. de C.V., CEMEX España, S.A. and CEMEX Innovation Holding Ltd.).

CEMEX is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: cemex.com

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This press release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities of CEMEX in any transaction. This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. These forward-looking statements reflect CEMEX’s and its direct and indirect subsidiaries’ (collectively, the “Company”) current expectations and projections about future events based on the Company’s knowledge of present facts and circumstances and assumptions about future events, as well as the Company’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results, performance or achievements to differ materially from the Company’s expectations. No assurance can be given that the goals described herein (such as the ability of the Company to achieve an investment grade capital structure and the timing thereof) will be achieved. Many risks, uncertainties and other important factors, several of which are outside of the Company’s control, could cause actual results, performance or achievements of the Company to be materially different from those expressed or implied in this press release. Some of the risks, uncertainties and other important factors that could cause expectations, beliefs, intentions and results to differ, or that otherwise could have an impact on the Company, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, the Company’s products and services, among other adverse consequences; the cyclical nature of the construction sector; the Company’s exposure to other sectors that impact its business and those of its customers, such as, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which the Company offers its products and services; general political, social, health, economic and business conditions in the markets in which the Company operates or that affect its operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks of international operations; the regulatory environment, including environmental, energy, tax, antitrust and acquisition-related rules and regulations; the Company’s ability to satisfy its obligations under its debt agreements, including the indentures that govern the Company’s senior secured notes and the Company’s other debt instruments and financial obligations, including the Company’s subordinated notes with no fixed maturity; the availability of short-term credit lines or working capital facilities, which can assist the Company during market cycles; the impact of the Company’s below investment grade debt rating on its cost of capital and on the cost of the products and services the Company purchases; loss of reputation of our brands; the Company’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from its cost-reduction initiatives, implement its pricing initiatives for its products and otherwise achieve the Company’s “Operation Resilience” goals and targets; the increasing reliance on information technology infrastructure for the Company’s sales, invoicing, procurement, financial statements and other processes that can adversely affect the Company’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States – Mexico – Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in the Company’s public filings. You are urged to carefully consider the risks, uncertainties and other factors that affect the Company’s business and operations and should review future reports filed by the Company with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect actual results, performance or achievements may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.